

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2008

E. J. Wunsch, Esq.
The Folgers Coffee Company
6210 Center Hill Road
Cincinnati, OH 45202

      Re: **The Folgers Coffee Company**
               Registration Statement on Form S-4 and Form S-1
               Filed July 22, 2008
               File No. 333-152453

Dear Mr. Wunsch:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please note that our Office of Mergers and Acquisitions may issue, under separate cover, additional comments on your filing.

Registration Statement on Form S-4 and Form S-1

General

1.   Please advise us regarding your intentions with respect to the registration statement on Form 10 that you filed on March 20, 2008, and amended on April 30, 2008.

2.   Please ensure consistency of disclosure throughout the documents filed on behalf of The J.M. Smucker Company ("Smucker") and The Folgers Coffee Company ("Folgers"). In addition, where comments on a particular filing's disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

3.   Given the proposed structure of the transaction involving the distribution of securities of Folgers to holders who validly tender shares of The Procter and Gamble Company ("P&G") in the exchange offer, please provide an analysis of whether P&G should be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933. We may have further comment.

Cover Page

4.   Revise to make clear that the value of the Folgers stock and, following the merger, the value of the Smucker stock received may not remain above the value of the P&G common stock tendered in the exchange following the expiration date of the exchange offer.

The Exchange Offer, page 45

5.   Please provide an illustrative table using a reasonable range of prices of Smucker's common stock with columns indicating the respective exchange ratios and other relevant information.

Closing Information

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        L. Nicholson

        via facsimile

        J. Eric Maki, Esq.
        (212) 755-7306